U.S. SECURITIES AND EX
WASHINGTO

08029087

| ANNUAL AUDITED REPORT<br>FORM X-17A-5<br>PART III |
|---|

FACING 1

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

| SEC FILE NO. |
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| 8- 67382 |

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Old Mutual Financial Network Securities, Inc.

SEC Mail
Mail Processing
Section
FEB 29 2008
Washington, DC
109

| Official Use Only |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1001 Fleet Street
(No. and Street)

| Baltimore | MD | 21202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Bareika — 410-895-1007
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
*(Name -- if individual, state last, first, middle name)*

KPMG LLP

| 111 South Calvert Street | Baltimore | Maryland | 21202 |
|---|---|---|---|
| (ADDRESS) Number and Street | City | State | Zip Code |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, Todd Bareika, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Old Mutual Financial Network Securities, Inc. as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ANGELA HOLLAND NOTARY PUBLIC HOWARD COUNTY, MARYLAND

Todd Bareika

Notary Public

ANGELA HOLLAND
NOTARY PUBLIC
HOWARD COUNTY
MARYLAND
MY COMMISSION EXPIRES JAN. 10, 2012

This report ** contains (check all applicable boxes):

| | | |
|---|---|---|
| X | (a) | Facing Page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Operations |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholder's Equity |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| X | (h) | Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 |
| X | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| | (j) | A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 |
| | | Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act |
| | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A Copy of the SIPC Supplemental Report |
| | (n) | A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)* |
| X | (o) | Independent Auditors' Report on Internal Accounting Control |
| | (p) | Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5 |

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

**KPMG LLP**
111 South Calvert Street
Baltimore, MD 21202

# Independent Auditors' Report

Board of Directors
Old Mutual Financial Network Securities, Inc.:

We have audited the accompanying statement of financial condition of Old Mutual Financial Network Securities, Inc. (the Company) as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Financial Network Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

February 28, 2008

## OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 2,157,039 |
| Other assets | | 19,724 |
| Current tax receivable | | 400,525 |
| Deferred tax benefit | | 666,809 |
| **Total assets** | $ | 3,244,097 |
| **Liabilities** | | |
| Intercompany payable | $ | 701,688 |
| Accounts payable and accrued liabilities | | 25,000 |
| **Total liabilities** | | 726,688 |
| **Stockholder's Equity** | | |
| Common stock ($10 par value, 10,000 shares authorized, issued and outstanding) | | 100,000 |
| Additional capital in excess of par value | | 4,528,553 |
| Retained deficit | | (2,111,144) |
| **Total stockholder's equity** | | 2,517,409 |
| **Total liabilities and stockholder's equity** | $ | 3,244,097 |

See accompanying notes to financial statements.

**OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.**

Statement of Operations

Year ended December 31, 2007

| | | |
|---|---|---|
| Revenues: | | |
| Commission revenue from sale of investment company shares | $ | 240,197 |
| Other income | | 35,000 |
| Total revenue | | 275,197 |
| Expenses: | | |
| Commissions | | 211,633 |
| Compensation and related costs | | 1,848,402 |
| Regulatory fees and expenses | | 47,591 |
| Administrative and other expenses | | 1,113,358 |
| Advertising promotion and distribution | | 94,358 |
| Total expenses | | 3,315,342 |
| Net loss before income taxes | | (3,040,145) |
| Provision for income taxes: | | |
| Current federal | | 400,525 |
| Deferred tax benefit | | 666,809 |
| Total income tax benefit | | 1,067,334 |
| Net loss | $ | (1,972,811) |

See accompanying notes to financial statements.

**OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.**

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

| | | Common stock | Additional capital in excess of par value | Retained deficit | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | $ | 100,000 | 2,528,553 | (138,333) | 2,490,220 |
| Net loss | | — | — | (1,972,811) | (1,972,811) |
| Additional capital contribution | | — | 2,000,000 | — | 2,000,000 |
| Balance, December 31, 2007 | $ | 100,000 | 4,528,553 | (2,111,144) | 2,517,409 |

See accompanying notes to financial statements.

## OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (1,972,811) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in deferred tax asset | | (666,809) |
| Increase in current tax receivable | | (400,525) |
| Increase in accounts payable | | 25,000 |
| Increase in intercompany payable | | 701,688 |
| Decrease in other assets | | (1,224) |
| Net cash used in operating activities | | (2,314,681) |
| Cash flows from financing activities: | | |
| Capital contributions | | 2,000,000 |
| Net cash provided by financing activities | | 2,000,000 |
| Net decrease in cash and cash equivalents | | (314,681) |
| Cash and cash equivalents at beginning of year | | 2,471,720 |
| Cash and cash equivalents at end of year | $ | 2,157,039 |

See accompanying notes to financial statements.

## (1) Description of Business

Old Mutual Financial Network Securities, Inc. (the Company) was organized in 1985 under the laws of the state of Maryland and is a wholly owned subsidiary of OM Financial Life Insurance Company (OMFLIC) which is an indirect subsidiary of Old Mutual U.S. Holdings. In 2006, the name of the company was changed from F&G Securities, Inc. to Old Mutual Financial Network Securities, Inc. In December 2006, the Company commenced business as a broker-dealer. The Company is a registered broker-dealer under the Securities Act of 1934 and is also a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services of OMFLIC's variable annuities through distribution agreements with other unaffiliated broker-dealers.

## (2) Summary of Significant Accounting Policies

### *(a) Basis of Preparation*

The financial statements are prepared in accordance with U.S. generally accepted accounting principles which require the use of estimates made by management. Actual results may vary from those estimates.

### *(b) Cash and Cash Equivalents*

Cash equivalents consist of short-term, highly liquid investments in money market mutual funds. The cost of these investments is equivalent to fair value.

### *(c) Revenue Recognition*

Commission revenue is recognized when earned and recorded when the policy is issued.

### *(d) Income Taxes*

The Company files its tax return as part of the consolidated federal tax return of Old Mutual U.S. Holdings (OMUSH). The Company will be reimbursed by OMUSH for the use of its tax attributes if they are absorbed by other members of the consolidated group. The current and deferred taxes recorded on the balance sheet are as of the date of the financial statements, utilizing currently enacted rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

## (3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital required of 6-2/3% of our aggregate indebtedness. At December 31, 2007, computed net capital of $1,450,075 was in excess of required net capital of $48,445. The aggregate indebtedness to net capital ratio was acceptable at December 31, 2007.

**(4) Transactions with Affiliates**

All operating expenses incurred and recorded by the Company are paid by Old Mutual Business Services, Inc. The Company periodically settles the intercompany due to or from Old Mutual Business Services, Inc. by cash transfer.

The Company shares certain office facilities with OMFLIC and is billed under the administrative services agreement for the use of these office facilities.

During 2007 the Company reported commission revenue of $240,197 related to the underwriting of OMFLIC's variable annuities. Total premiums in 2007 on variable annuities amounted to $4,356,401.

**(5) Income Taxes**

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The Company established a deferred tax asset of $666,809 for the current and prior period federal net operating loss. Those losses will expire between 2022 and 2027 if not utilized by the Company or other members of the Consolidated Group. No valuation allowance is required for the federal NOL because the companies that comprise the consolidated group have a demonstrated history of taxable profits, and/or tax planning strategies sufficient to absorb all group losses included those contributed by Old Mutual Financial Network Securities, Inc. The Company has an estimated state NOL of $213,467 which has been fully provisioned against because the company has not demonstrated the ability to generate profits sufficient to utilize the loss on a standalone basis.

| | | |
|---|---|---|
| Schedule of deferred tax assets: | | |
| 2002-2006 Federal NOLs | $ | 5,772 |
| 2007 Federal NOL | | 661,037 |
| State NOLs | | 213,467 |
| State valuation allowance | | (213,467) |
| Net DTA | $ | 666,809 |
| Reconciliation of taxes: | | |
| Net loss from operations before income taxes | $ | (3,040,145) |
| Increase from release of valuation allowance | $ | (5,772) |
| Expected income tax (benefit) at 35% | | (1,064,051) |
| Increase (decrease) in tax resulting from: | | |
| Nondeductible expenses for meals and penalties | | 2,489 |
| Total income tax expense (benefit) | $ | (1,067,334) |

Schedule 1

# OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity from statement of financial condition | $ | 2,517,409 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Other assets | | 1,067,334 |
| Net capital before haircuts on securities | | 1,450,075 |
| Haircuts on securities | | — |
| Net capital after haircuts on securities | $ | 1,450,075 |
| Company's minimum net capital requirement | $ | 48,445 |
| Excess net capital | $ | 1,401,630 |
| Total aggregate indebtedness from statement of financial condition | $ | 726,688 |
| Percentage of aggregate indebtedness to net capital after haircuts on securities | | 50.11% |

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

Schedule 2

# OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2007, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

**OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.**

Information for Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2007

| | Fair value | Number of items |
|---|---|---|
| Customers' fully paid securities and excess-margin securities not in the respondents' possession or control as of December 31, 2007, for which instructions to reduce to possession or control had been issued as of December 31, 2007, and for which the required action was not taken within the time frames specified under Rule 15c3-3. | None | None |
| Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3. | None | None |

See accompanying independent auditors' report.

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Old Mutual Financial Network Securities, Inc.:

In planning and performing our audit of the financial statements of Old Mutual Financial Network Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 28, 2007

END